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                          March 1, 2022

       Joseph M. Busky
       Chief Financial Officer
       Ortho Clinical Diagnostics Holdings plc
       1001 Route 202
       Raritan, New Jersey 08869

                                                        Re: Ortho Clinical
Diagnostics Holdings plc
                                                            Form 10-K For the
fiscal year ended January 3, 2021
                                                            Filed March 19,
2021
                                                            File No. 001-39956

       Dear Mr. Busky:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For the fiscal year ended January 3, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Use of Non-GAAP Financial Measures, page 66

   1. We note your non-GAAP Adjusted EBITDA measures for the year ended January 3, 2021 and the nine months
ended September 27, 2020 include an adjustment for the upfront payment to Quotient in
the amount of $7.5 million that was recorded as a charge to
                                                        research and
development expense in those periods. Please provide us a comprehensive analysis of why you
believe your adjustment is consistent with Question 100.01 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations, including why you believe this
expense is not a "normal, recurring, cash operating expense
                                                        necessary to operate
[your] business."
   2. We note your non-GAAP measure titled "Adjusted EBITDA" includes an adjustment for
                                                           EU medical device
regulation transition costs.    Please tell us why you believe the
 Joseph M. Busky
FirstName  LastNameJoseph   M. Busky
Ortho Clinical Diagnostics Holdings plc
Comapany
March      NameOrtho Clinical Diagnostics Holdings plc
       1, 2022
March2 1, 2022 Page 2
Page
FirstName LastName
         adjustment for these costs is consistent with Question 100.01 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations given that costs to comply with
         regulations appear to be    normal, recurring, cash operating expenses
necessary to operate
         [your] business.    As part of your response, provide us a detailed
description of these costs
         and how it relates to your revenue stream in the EU. To the extent you are able to support that this adjustment is appropriate, revise your footnote to more clearly disclose the nature of the expenses including how they relate to your ongoing revenue streams as well as the extent to which you expect them to continue.
3.       We note your non-GAAP measure Adjusted EBITDA includes an adjustment
for    other,
         under note (f), and your measure Management EBITDA includes an adjustment (g) which includes a number of items. Please address the following:
             Provide us with further description and quantification for the adjustments underlying these amounts;
             Revise your disclosure to break out individually significant adjustments; and
             Clearly tell us how you determined that your adjustments for the impact of adoption of accounting standards and costs in connection with COVID-19 are appropriate under Item 10(e) of Regulation S-K.
Audited Financial Statements of Ortho Clinical Diagnostics Holdings plc, page
F-1

4.       Please address the following regarding your Joint Business:
             We note on page F-21 that Collaborations and other revenue is included as part of
             Net Revenue and on page 60 that profit share expense related to your Joint Business, a collaboration arrangement, is included as Other operating expense, net. Please clarify how you determined that these revenues and expenses are presented consistently in your statements of operations. In this regard, we note one line item is above the Gross profit line item and the other is below it.
             You disclose on page F-35 that your portion of the pre-tax net profit shared under the
             Joint Business was $55.6 million, $70.7 million and $68.7 million during the past three fiscal years. Please revise your disclosure to provide a breakdown of the related activity of your Joint Business and where such amounts are classified in your financial statements.
5. It appears that your gross profit line item does not reflect all the costs of revenue in that it excludes the amortization of intangible assets. Please tell us how you determined that your presentation is appropriate and complies with Staff Accounting Bulletin Topic 11.B.
         Otherwise, revise your presentation to remove the gross profit line item or to present gross profit that reflects all costs of revenue.
Segments and geographic information, page F-50

6. Your presentation of Management EBITDA for the annual period and Adjusted EBITDA for the subsequent interim periods on an aggregate basis do not appear to comply with the reconciliation requirements of ASC 280-10-50-30(b). Please remove your presentation of
 Joseph M. Busky
Ortho Clinical Diagnostics Holdings plc
March 1, 2022
Page 3
         aggregate Management EBITDA from the footnote disclosure and provide a reconciliation consistent with ASC 280-10-50-30(b). Likewise, please remove aggregate Adjusted
         EBITDA from the interim financial statements and provide a reconciliation consistent with ASC 280-10-50-30(b).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Kevin Vaughn, Accounting Branch
Chief, at 202-551-3494 with any questions.



FirstName LastNameJoseph M. Busky                         Sincerely,
Comapany NameOrtho Clinical Diagnostics Holdings plc
                                                          Division of
Corporation Finance
March 1, 2022 Page 3                                      Office of Life
Sciences
FirstName LastName